From: Walker, Ann Yvonne

Sent: Tuesday, October 10, 2006 7:19 PM

To: ‘Buchmiller, Timothy’

Cc: ssullinger@NeoMagic.com

Subject: NEOMAGIC: Supplemental Information — Form S-3 (File No. 333-133088)

Dear Mr. Buchmiller:

We are submitting this e-mail correspondence to provide certain supplemental information requested by the Staff, which we are not filing on EDGAR. We are requesting return to us of the document attached to this e-mail pursuant to Rule 12b-4 promulgated under the Exchange Act when the Staff has finished its review of such information.

You and I spoke on the telephone on September 28, 2006 (while you were in California) regarding some additional questions that you had about the share ownership numbers. I explained to you that the two fundamental differences between the share numbers in Exhibit 2 and Exhibit 3 to NeoMagic’s prior comment response letter were (i) using the wrong methodology to allocate the shares between the “Currently Owned” column and the “Acquirable within 60 Days” column and (ii) some incorrect numbers generated by the Company’s option tracking software, which showed as options still outstanding some options that had been exercised and the underlying shares sold.

1.	Option Exercises Table

You inquired whether the option exercises table was correct. The Company has checked the option exercises table and all other tables that related to options outstanding in the proxy statement and has confirmed to me that they are correct, notwithstanding the problem with the option software.

2.	Double Counting

I believe that you also inquired as to whether the options that had been exercised (and sold) but were still erroneously shown as outstanding options in the share ownership table were double counted. Apparently they were not. The exercised shares were not included as outstanding shares held because the Company knew that those exercised shares had been sold. However, they were included as outstanding options, which was incorrect.

3.	Back-Up Data

You also asked for the back-up data to help you understand the differences between the share numbers in the tables included as Exhibit 2 and Exhibit 3. The Company has prepared a line-by-line reconciliation, indicating the number of shares that were deleted or moved from one column to another for each person and why. This reconciliation includes a key that identifies the reasons for the changes and is included as an attachment to this e-mail.

You were going to check to see whether, other than the share ownership issues addressed above, the SEC Staff has “signed off” on NeoMagic’s comment responses. Please advise as to whether there are any remaining issues.

The Company would like to file its proposed Form 10-K/A and Form 10-Q/A as soon as possible, but first wants to make sure that the SEC Staff is in agreement with its proposed changes to the financial statements and share ownership table in response to the Staff’s comments. The Company would then like to request acceleration of the effective date of the registration statement.

- Ann

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Ann Yvonne Walker

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Phone: 650-493-9300

Direct: 650-320-4643

Fax: 650-493-6811

E-mail: awalker@wsgr.com

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